

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

<u>Via E-Mail</u>
Mark Breitbard
Chief Executive Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

      Re: **The Gymboree Corporation**
               Form 10-K for Fiscal Year Ended January 28, 2012
               Filed April 26, 2012
               File No. 000-21250

Dear Mr. Breitbard:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/Tia L. Jenkins

                                          Tia L. Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel, and
                                          Mining